FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

31 October 2013

GRUPO FINANCIERO HSBC, S.A. DE C.V.
THIRD QUARTER 2013 FINANCIAL RESULTS - HIGHLIGHTS

· Net income before tax for the nine months to 30 September 2013 was MXN4,121m, a decrease of MXN1,381m or 25.1% compared with MXN5,502m for the same period in 2012.

· Net income for the nine months to 30 September 2013 was MXN3,005m, a decrease of MXN1,408m or 31.9% compared with MXN4,413m for the same period in 2012.

· Total operating income, net of loan impairment charges, for the nine months to 30 September 2013 was MXN20,186m, a decrease of MXN1,674m or 7.7% compared with MXN21,860m for the same period in 2012.

· Loan impairment charges for the nine months to 30 September 2013 were MXN5,817m, an increase of MXN1,558m or 36.6% compared with MXN4,259m for the same period in 2012.

· Administrative and personnel expenses were MXN16,096m, a decrease of MXN297m or 1.8% compared with MXN16,393m for the same period in 2012.

· The cost efficiency ratio was 61.9% for the nine months to 30 September 2013, compared with 62.8% for the same period in 2012.

·  Net loans and advances to customers were MXN186.4bn at 30 September 2013, an increase of MXN5.6bn or 3.1% compared with MXN180.8bn at 30 September 2012. Total impaired loans as a percentage of gross loans and advances increased to 5.3% compared with 2.0% at 30 September 2012.

· At 30 September 2013, deposits were MXN255.0bn, a decrease of MXN31.6bn or 11.0% compared with MXN286.5bn at 30 September 2012.

· Return on equity was 7.6% for the nine months to 30 September 2013 compared with 12.3% for the same period in 2012.

·  At 30 September 2013, the total capital adequacy ratio of Grupo Financiero HSBC's principal subsidiary, HSBC Mexico S.A. ('the bank') was 15.6% and the tier 1 capital ratio was 12.7% compared with 14.4% and 11.3% respectively at
    30 September 2012.

· In the first quarter of 2013, the bank paid a dividend of MXN1,400m, representing MXN0.72 per share, and Grupo Financiero HSBC paid a dividend of MXN2,500m, representing MXN0.89 per share.

2012 results have been restated to reflect the general insurance manufacturing businesses and the bonding company as discontinued operations.

HSBC Mexico S.A. (the bank) is a subsidiary of Grupo Financiero HSBC, S.A. de C.V.'s (Grupo Financiero HSBC) and is subject to supervision by the Mexican Banking and Securities Commission. The bank is  required to file financial information on a quarterly basis (in this case for the quarter ended 30 September 2013) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.
HSBC Seguros, S.A. de C.V. Grupo Financiero HSBC (HSBC Seguros) is Grupo Financiero HSBC's insurance group.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).

Overview

The Mexican economy contracted 0.7% quarter-on-quarter in the second quarter of 2013. However, a modest recovery is expected in the second half of 2013, and strengthening during 2014. Inflation is expected to remain low and the monetary policy rate was reduced 25bp to 3.75% in September 2013.

For the nine months to 30 September 2013, Grupo Financiero HSBC's net income was MXN3,005m, a decrease of MXN1,408m or 31.9% compared with the same period in 2012. The reduction was driven mainly by higher loan impairment charges, lower trading and other operating income and a higher effective tax rate, partially offset by an increase in net interest income and net fee income, as well as reduced administrative and personnel expenses.

Net interest income was MXN17,021m, an increase of MXN653m or 4.0% compared with the same period in 2012. The improvement was due to higher average loan portfolio balances, mainly in mortgage, payroll, personal and credit cards loans, partially offset by lower interest income in non-interest bearing deposits due to a decrease in market rates and lower spreads in personal and payroll loans, as well as lower balances in commercial and corporate portfolio loans.

Loan impairment charges were MXN5,817m, an increase of MXN1,558m or 36.6% compared with the same period in 2012. In April 2012, loan impairment charges were negatively impacted by a MXN659m one-off charge relating to a change in the write-off policy for mortgage loans The resulting increase is mainly explained by the higher loan impairment charges related to specific customers of the home builders' portfolio, and the increase in the impaired consumer loan portfolio arising from loan growth and portfolio deterioration, the latter being in line with general market experience. New CNBV regulations relating to the methodology for calculating loan impairment allowances for commercial lending were implemented on 30 June 2013. The implementation of this new methodology increased loan loss allowances by MXN799m, which were recognised through retained earnings.

Net fee income was MXN5,184m, an increase of MXN496m or 10.6% compared with the same period in 2012. The improvement was driven by lower fee expenses, mainly as a result of a change in the presentation of certain insurance expenses to administration expenses in the first half of 2013. In addition, higher fee income was explained by an increase in annual fees charged on credit cards and a higher number of transactions, coupled with higher investment funds and account services fees.

Trading income of MXN1,929m decreased by MXN499m or 20.6% compared with the same period in 2012, mainly in bonds and derivatives as a consequence of recent interest rate market volatility.

Other operating income was MXN1,869m, a decrease of MXN766m or 29.1% compared with the same period in 2012. This reduction is mainly due to an impairment provision on a defaulted derivative that is recognised as an account receivable.

Administrative and personnel expenses were MXN16,096m, a decrease of MXN297m or 1.8% compared with the same period in 2012. Excluding the non-recurrence of the MXN379m CNBV fine in 2012, administrative and personnel expenses would have increased by MXN82m or 0.5% compared with the same period of 2012. This increase is largely explained by higher compliance and risk costs as a result of the implementation of HSBC global standards.

The cost efficiency ratio was 61.9% for the nine months to 30 September 2013, compared with 62.8% for the same period in 2012.

The effective tax rate was 35.0% for the nine months to 30 September 2013, compared with 25.2% for the same period in 2012. A large part of this variance is explained by higher inflationary effects which benefited the effective tax rate in the first nine months of 2012, and higher non-deductible provisions in the first nine months of 2013.

HSBC Seguros, Grupo Financiero's insurance subsidiary, reported a net income before tax of MXN1,568m, excluding discontinued operations, for the first nine months of 2013, a decrease of 11.5% compared with the same period of 2012. This was mainly due to an increase in the claims ratio to 36.7% from 31.6% reported in the same period of 2012. In addition, investment income decreased 12.2% mainly due to market volatility in interest rates during 2013 and gross written premiums increased 3.6% in life products (mainly Becahorro).

Net loans and advances to customers were MXN186.4bn at 30 September 2013, an increase of MXN5.6bn or 3.1% compared with MXN180.8bn at 30 September 2012. The performing mortgage loan portfolio increased by 21.1% and the performing consumer loan portfolio increased by 13.5% primarily in personal and payroll loans. The performing commercial loan portfolio decreased by 1.7% due to the ongoing reclassification of certain home builder loans to the impaired portfolio. Government loans decreased 23.6% due to a prepayment in one significant loan in the second quarter of 2013.

At 30 September 2013, total impaired loans increased by 178.1% to MXN10.5bn compared with MXN3.8bn at 30 September 2012. The higher impaired loan portfolio is largely associated with increased impaired commercial loans related to the performance of the home builder market during the second quarter of 2013. Total impaired loans as a percentage of total loans and advances to customers increased to 5.3% compared with 2.0% at 30 September 2012.

Total loan loss allowances at 30 September 2013 were MXN11.7bn, an increase of MXN1.5bn or 14.5% compared with 30 September 2012. A total of MXN799m of the increase in loan loss allowances were recognised through retained earnings in June 2013 as a consequence of applying the new CNBV methodology for commercial loans. The total coverage ratio (allowance for loan losses divided by impaired loans) was 111.3% at 30 September 2013 compared with 270.2% at 30 September 2012. This decrease was primarily a result of the increase in impaired commercial loans.

Total deposits were MXN255.0bn at 30 September 2013, a decrease of MXN31.6bn or 11.0% compared with 30 September 2012. Demand deposits decreased by 9.6% mainly related to a reduction of high interest bearing accounts in Commercial and Global Banking due to re-pricing strategies in order to offset the decrease in market interest rates, while time deposits decreased by 10.7% in part due to customers switching to mutual fund products.

Total assets under management in mutual funds were MXN79,897m, an increase of 4.7% compared with 30 September 2012.

Available-for-sale securities were MXN88.1bn, a decrease of MXN11.0bn or 11.1% compared with 30 September 2012. The decrease was largely as a result of the managed reduction in customer deposits.

At 30 September 2013, the bank's total capital adequacy ratio was 15.6% and the tier 1 capital ratio was 12.7% compared with 14.4% and 11.3% respectively at 30 September 2012.

In the first quarter of 2013, the bank paid a dividend of MXN1,400m representing MXN0.72 per share and Grupo Financiero HSBC paid a dividend of MXN2,500m representing MXN0.89 per share.

Business highlights

Retail Banking and Wealth Management (RBWM)

RBWM increased demand deposits average balances by 4.2% compared with the previous year, mainly driven by higher balances in Advance, Payroll and Flexible accounts.

RBWM's assets under management decreased by 0.1% compared with the same period of the previous year largely as a result of lower fund returns in recent months. New campaigns were launched in August to retain and attract new customer for time deposits and mutual funds, including a special money market repo product offer for new money to the bank.

Personal loans continued to experience strong sales compared to the prior year, with sales volumes higher by 101.8%. During the third quarter of 2013, the 'Back to school' campaign was launched to enhance sales performance during the period. Payroll loans balances allocated through direct channels improved 27.3% compared to the previous year, particularly through the contact centre and Personal Internet Banking.

Mortgage sales volumes increased by 110.0% compared with the same period of 2012, largely as a result of a mortgage campaign launched on April 2013 which at the time was the most competitive mortgage rate in the market of 8.70%. In September 2013, new prices for mortgages of 8.45% were launched for premier customers, which is the lowest rate in the market.

Credit cards average balances increased 7.5% compared with the same period of the prior year; credit card sales have increased 16.0% versus last year and activation rates have improved consistently throughout the quarter.

Commercial Banking (CMB)

CMB results for the nine months to 30 September 2013 were impacted by loan impairment charges, mainly related to provisions on exposures to home builders.

Aligned to our global strategy of becoming the leading international trade and business bank, CMB is increasing connectivity with global customers throughout the world.
It is important to highlight the following points:

•   Appetite for renminbi ('RMB') denominated transactions continues to grow, with in excess of 20 Global Trade & Receivable Finance transactions executed year to date and continued pipeline build. The first peso/RMB forward transaction was closed in August.

• Further action taken to support international SMEs through the US$1bn International Growth Fund, with market leading pricing for this key target customer segment.

•   Continued progress in collaboration with Global Banking and Markets and Global Private Banking, with strong year-on-year growth in sales of Global Markets products. An increasing number of corporate clients has been on-
     boarded onto the HSBCnet platform, which is supporting growth of foreign exchange flow business.

Global Banking and Markets (GBM)

Global Markets trading income was MXN1,929m, down MXN499m compared with the same period of 2012. The decrease was mainly in bonds and derivatives as a consequence of recent interest rate market volatility.

During the third quarter of 2013, Debt Capital Markets maintained its status as one of the top three leading Mexican underwriters[1]. Some of the most relevant deals during this quarter were acting as Lead Arranger & Bookrunner in a financing facility for Alsea and as Joint Lead Manager and Bookrunner on a new MXN10.4bn (USD770m) Cebures issuance by Pemex due September 2024. This transaction represents the first fixed rate Global Depository Note issuance of the year, diversifying the client's investor base and extending its amortisation curve in the long-term.

Global Banking average customer deposits decreased 8.3%, however the lower balances were offset by higher deposit spreads resulting in higher net interest income of 9.0%.

The Project Finance Business closed new deals related to the wind renewable energy sector parks which will be located in Oaxaca. The Credit and Lending Business participated in the credit facility for the Prudential/Terrafina acquisition of KIMCO/American Industries industrial real estate portfolio. With this transaction Terrafina became the largest Real Estate Investment Trust (Fideicomiso de Inversiones de Bienes Raices FIBRAS) in Mexico.

Sale of HSBC Fianzas to Afianzadora ASERTA

On 22 August 2013, Grupo Financiero HSBC entered into an agreement to sell HSBC Fianzas, its subsidiary which undertakes bonding and surety business, to Afianzadora Aserta. This transaction is subject to regulatory approvals. The sale represents further progress in the execution of the HSBC Group's strategy.

Grupo Financiero HSBC's financial results for the nine months to 30 September 2013 as reported to HSBC Holdings plc, our ultimate parent company, are prepared in accordance with International Financial Reporting Standards (IFRS)

For the nine months to 30 September 2013, on an IFRS basis, Grupo Financiero HSBC reported a net income before tax of MXN1,899m, a decrease of MXN5,656m or 74.8% compared with MXN7,555m for the same period of 2012.

The higher net income before tax reported under Mexican GAAP is largely due to higher loan impairment charges under IFRS mainly as a result of recognising through the income statement the home builders loan impairment charges that were recognised through retained earnings in Mexican GAAP, and a reduction of the present value of in-force long-term insurance business, a concept which is only recognised under IFRS. A reconciliation and explanation between the Mexican GAAP and IFRS results is included with the financial statements of this document.

About HSBC

HSBC Mexico S.A. was the winning company in the category of Community Engagement at the Incluye Awards 2013 for the inclusion program, 'Sumando Valor'.

Grupo Financiero HSBC is one of the leading financial groups in Mexico with 1,001 branches, 6,252 ATMs and approximately 17,500 employees. For more information, visit www.hsbc.com.mx.

Grupo Financiero HSBC is a 99.99% directly owned subsidiary of HSBC Latin America Holdings (UK) Limited, which is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 6,600 offices in over 80 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, the Middle East and North Africa and with assets of US$2,645bn at 30 June 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

For further information contact:

Mexico City
Lyssette Bravo	Andrea Colín
Public Affairs	Investor Relations
Telephone: +52 (55) 5721 2888	Telephone: +52 (55) 5721 3001

London
Patrick Humphris	Guy Lewis
Group Media Relations	Investor Relations
Telephone: +44 (0)20 7992 1631	Telephone: +44 (0)20 7992 1938

Consolidated Balance Sheet

	GROUP		BANK
Figures in MXN millions	30 Sep	30 Sep	30 Sep	30 Sep
	2013	2012	2013	2012
Assets

Cash and deposits in banks	47,996	43,430	47,996	43,430

Margin accounts	-	77	-	77

Investment in securities	143,587	155,544	126,423	140,291
Trading securities	39,143	41,148	32,047	34,661
Available-for-sale securities	88,119	99,171	88,119	99,171
Held to maturity securities	16,325	15,225	6,257	6,459

Repurchase agreements	2,600	5,836	2,600	5,836

Derivative transactions	51,231	47,048	51,231	47,048

Performing loans
Commercial loans	101,269	103,060	101,269	103,060
Loans to financial intermediaries	5,115	5,119	5,115	5,119
Consumer loans	37,896	33,390	37,896	33,390
Mortgage loans	22,876	18,889	22,876	18,889
Loans to government entities	20,453	26,758	20,453	26,758
Total performing loans	187,609	187,216	187,609	187,216
Impaired loans
Commercial loans	8,212	1,949	8,212	1,949
Loans to financial intermediaries	-	-	-	-
Consumer loans	1,539	1,076	1,539	1,076
Mortgage loans	694	674	694	674
Loans to government entities	38	70	38	70
Total impaired loans	10,483	3,769	10,483	3,769
Gross loans and advances to customers	198,092	190,985	198,092	190,985
Allowance for loan losses	(11,664)	(10,183)	(11,664)	(10,183)
Net loans and advances to customers	186,428	180,802	186,428	180,802
Accounts receivable from insurers and bonding companies	12	1	-	-
Premium receivables	39	69	-	-
Accounts receivable from reinsurers and rebonding companies	114	109	-	-
Other accounts receivable	31,258	42,915	31,048	41,189
Foreclosed assets	184	231	184	231
Property, furniture and equipment, net	6,910	7,371	6,910	7,371
Long-term investments in equity securities	221	216	134	130
Assets held for sale	303	521	3	-
Deferred taxes	6,590	5,922	6,479	5,824
Goodwill	1,048	1,048	-	-
Other assets, deferred charges and intangibles	3,673	2,791	3,490	2,693
Total assets	482,194	493,931	462,926	474,922

Consolidated Balance Sheet (continued)

	GROUP		BANK
Figures in MXN millions	30 Sep	30 Sep	30 Sep	30 Sep
	2013	2012	2013	2012
Liabilities
Deposits	254,997	286,552	255,528	287,279
Demand deposits	154,656	171,126	155,187	171,853
Time deposits	99,302	111,162	99,302	111,162
Money market instruments	1,039	4,264	1,039	4,264

Bank deposits and other liabilities	25,118	23,754	25,118	23,754
On demand	4,017	1,560	4,017	1,560
Short-term	18,741	20,560	18,741	20,560
Long-term	2,360	1,634	2,360	1,634

Repurchase agreements	28,513	21,113	28,513	21,113
Stock borrowing	1	-	1	-
Financial assets pending to be settled	-	34	-	34
Collateral sold	3,796	1,557	3,796	1,557
Derivative transactions	49,754	45,267	49,754	45,267
Technical reserves	11,223	10,487	-	-
Reinsurers	11	15	-	-
Other accounts payable	41,087	45,306	40,494	43,238
Income tax	818	832	700	658
Sundry creditors and other accounts Payable	40,269	44,474	39,794	42,580

Subordinated debentures outstanding	11,699	10,158	11,699	10,158

Deferred taxes	600	508	600	508

Total liabilities	426,799	444,751	415,503	432,908

Equity
Paid in capital	37,823	32,673	32,768	27,618
Capital stock	5,637	5,111	5,680	5,261
Additional paid in capital	32,186	27,562	27,088	22,357

Other reserves	17,561	16,496	14,654	14,394
Capital reserves	2,458	2,186	10,973	10,603
Retained earnings	11,473	8,833	1,420	(204)
Result from the valuation of available-for-sale securities	539	1,157	539	1,157
Result from cash flow hedging transactions	86	(93)	86	(93)
Net income	3,005	4,413	1,636	2,931
Minority interest in capital	11	11	1	2
Total equity	55,395	49,180	47,423	42,014
Total liabilities and equity	482,194	493,931	462,926	474,922

Consolidated Balance Sheet (continued)

	GROUP		BANK
Figures in MXN millions	30 Sep	30 Sep	30 Sep	30 Sep
	2013	2012	2013	2012
Memorandum Accounts	4,235,729	4,317,285	4,195,270	4,254,241

Third party accounts	108,471	112,911	107,786	111,784
Clients current accounts	-	1	-	-
Custody operations	42,898	44,529	42,895	44,383
Transactions on behalf of clients	15,899	15,379	15,217	14,399
Third party investment banking operations, net	49,674	53,002	49,674	53,002

Proprietary position	4,127,258	4,204,374	4,087,484	4,142,457
Guarantees granted	-	9	-	9
Irrevocable lines of credit granted	24,915	25,312	24,915	25,312
Goods in trust or mandate	409,079	379,835	409,079	379,835
Goods in custody or under administration	298,790	316,903	293,153	311,792
Collateral received by the institution	13,584	41,959	13,584	41,959
Collateral received and sold or delivered as guarantee	10,289	34,243	10,289	34,243
Values in deposit	47	53	-	-
Suspended interest on impaired loans	175	107	175	107
Recovery guarantees for issued bonds	19,104	41,787	-	-
Paid claims	13	15	-	-
Cancelled claims	9	9	-	-
Responsibilities from bonds in force	3,418	3,613	-	-
Other control accounts	3,347,835	3,360,529	3,336,289	3,349,200

Consolidated Income Statement

	GROUP		BANK
Figures in MXN millions	30 Sep	30 Sep	30 Sep	30 Sep
	2013	2012	2013	2012
Interest income	22,483	23,833	21,845	23,272
Interest expense	(6,313)	(8,313)	(6,325)	(8,328)

Earned premiums	2,281	2,180	-	-
Technical reserves	(592)	(589)	-	-
Claims	(838)	(743)	-	-

Net interest income	17,021	16,368	15,520	14,944

Loan impairment charges	(5,817)	(4,259)	(5,817)	(4,259)
Risk-adjusted net interest income	11,204	12,109	9,703	10,685

Fees and commissions receivable	6,478	6,313	6,200	5,957

Fees payable	(1,294)	(1,625)	(1,297)	(1,334)

Trading income	1,929	2,428	1,883	2,228

Other operating income	1,869	2,635	2,055	2,913

Total operating income	20,186	21,860	18,544	20,449

Administrative and personnel expenses	(16,096)	(16,393)	(15,968)	(16,669)

Net operating income	4,090	5,467	2,576	3,780

Undistributed income from subsidiaries	31	35	30	32

Net income before taxes	4,121	5,502	2,606	3,812
Income tax	(1,503)	(1,289)	(1,009)	(781)
Deferred income tax	60	(96)	39	(100)
Net income before discontinued operations	2,678	4,117	1,636	2,931

Discontinued operations	328	297	-	-

Minority interest	(1)	(1)	-	-

Net income	3,005	4,413	1,636	2,931

Consolidated Statement of Changes in Shareholders' Equity

GROUP

	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Figures in MXN millions
Balances at 1 January 2013	32,673	2,157	8,833	902	(103)	6,016	11	50,489

Movements inherent to the shareholders' decision
Shares issue	5,150							5,150
Transfer of result of prior years	-		6,016	-	-	(6,016)	-	-
Constitution of reserves		301	(301)					-
Cash dividends	-	-	(2,500)	-	-	-	-	(2,500)
Total	5,150	301	3,215	-	-	(6,016)	-	2,650

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	-	3,005	-	3,005
Result from valuation of available- for-sale securities	-	-	-	(363)	-	-	-	(363)
Result from cash flow hedging transactions	-	-	-	-	189	-	-	189
Others		-	(575)		-		-	(575)
Total	-	-	(575)	(363)	189	3,005	-	2,256
Balances at 30 September 2013	37,823	2,458	11,473	539	86	3,005	11	55,395

Consolidated Statement of Changes in Shareholders' Equity (continued)

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Balances at 1 January 2013	27,618	10,573	(202)	902	(103)	3,997	2	42,787

Movements inherent to the shareholders' decision
Share issue	5,150	-	-	-	-	-	-	5,150
Transfer of result of prior years	-	-	3,997	-	-	(3,997)	-	-
Constitution of reserves	-	400	(400)	-	-	-	-	-
Cash dividends	-		(1,400)	-	-	-	-	(1,400)
Total	5,150	400	2,197	-	-	(3,997)	-	3,750

Movements for the recognition of the comprehensive income
Net income	-	-	-	-	-	1,636	-	1,636
Result from valuation of available- for-sale securities	-	-	-	(363)	189	-	-	(174)
Result from cash flow hedging transactions	-	-	-	-	-	-	-	-
Others	-		(575)	-	-	-	(1)	(576)
Total	-	-	(575)	(363)	189	1,636	(1)	886
Balances at 30 September 2013	32,768	10,973	1,420	539	86	1,636	1	47,423

Consolidated Statement of Cash Flows

GROUP

Figures in MXN millions	30 Sep 2013

Net income	3,005
Adjustments for items not involving cash flow:	5,724
Depreciation and amortisation	1,340
Provisions	2,707
Income tax and d eferred taxes	1,443
Technical reserves	592
Discontinued operations	(328)
Undistributed income from subsidiaries	(30)

Changes in items related to operating activities:
Margin accounts	53
Investment securities	12,539
Repurchase agreements	5,107
Derivative / assets	(7,882)
Loan portfolio	3,170
Foreclosed assets	33
Operating assets	816
Deposits	(40,328)
Bank deposits and other liabilities	2,392
Settlement accounts	-
Creditors repo transactions	7,783
Stock borrowing	1
Collateral sold or delivered as guarantee	(92)
Derivative / liabilities	8,833
Subordinated debentures outstanding	1,503
Accounts receivables from reinsurers and coinsurers	(7)
Accounts receivables from premiums	30
Reinsurers and bonding	(3)
Other operating liabilities	(8,357)
Income tax paid	(3,350)
Funds used in operating activities	(17,759)

Investing activities:
Acquisition of property, furniture and equipment	(1,041)
Intangible asset acquisitions & prepaid expenses	(478)
Cash dividends	81
Other investment activities	543
Funds used in investing activities	(895)

Financing activities:
Shares issue	5,150
Cash dividends	(2,500)
Others	(575)
Funds provided by financing activities	2,075

Financing activities:
Decrease in cash and equivalents	(7,850)
Cash and equivalents at beginning of period	55,846
Cash and equivalents at end of period	47,996

Consolidated Statement of Cash Flows (continued)

BANK

Figures in MXN millions	30 Sep 2013

Net income	1,636
Adjustments for items not involving cash flow:	4,987
Depreciation and amortisation	1,340
Provisions	2,707
Income tax and deferred taxes	970
Undistributed income from subsidiaries	(30)

Changes in items related to operating activities:
Margin accounts	53
Investment securities	13,514
Repurchase agreements	5,107
Derivative / assets	(7,882)
Loan portfolio	3,170
Foreclosed assets	33
Operating assets	924
Deposits	(40,347)
Bank deposits and other liabilities	2,392
Settlement accounts	-
Creditors repo transactions	7,783
Stock borrowing	1
Collateral sold or delivered as guarantee	(92)
Derivative /liabilities	8,833
Subordinated debentures outstanding	1,503
Other operating liabilities	(8,516)
Income tax paid	(2,746)
Funds used in operating activities	(16,270)

Investing activities:
Acquisition of property, furniture and equipment	(1,045)
Intangible asset acquisitions & prepaid expenses	(414)
Cash dividends	81
Funds used in investing activities	(1,378)

Financing activities:
Share issue	5,150
Cash dividends	(1,400)
Others	(575)
Funds provided by financing activities	3,175

Financing activities:
Decrease in cash and equivalents	(7,850)
Cash and equivalents at beginning of period	55,846
Cash and equivalents at end of period	47,996

Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the ultimate parent of Grupo Financiero HSBC, reports its results under International Financial Reporting Standards (IFRS). Set out below is a reconciliation of the results of Grupo Financiero HSBC from Mexican GAAP to IFRS for the third quarter of 2013 and an explanation of the key reconciling items.

30 Sep
Figures in MXN millions	2013

Grupo Financiero HSBC - Net Income Under Mexican GAAP	3,005

Differences arising from:

Valuation of defined benefit pensions and post-retirement healthcare benefitsW	70
Deferral of fees received and paid on the origination of loans and other effective interest rate adjustmentsW	(44)
Loan impairment charges and other differences in presentation under IFRSW	(1,728)
Recognition of the present value in-force of long-term insurance contractsW	(223)
Differences in tax criteria	(3,204)
Other differences in accounting principlesW	177
Net income under IFRS	(1,947)
US dollar equivalent (millions)	(154)
Add back tax expense	3,846
Profit before tax under IFRS	1,899
US dollar equivalent (millions)	150

Exchange rate used for conversion	12.68

W Net of tax at 30%.

Summary of key differences between Grupo Financiero HSBC's results as reported under Mexican GAAP and IFRS

Valuation of defined benefit pensions and post-retirement healthcare benefits
Mexican GAAP
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method and real interest rates.

IFRS
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method. The net charge to the income statement mainly comprises the current service cost, plus the unwinding of the discount rate on plan liabilities, less the expected return on plan assets, and is presented in operating expenses. Past service costs are charged immediately to the income statement to the extent that the benefits have vested, and are otherwise recognised on a straight-line basis over the average period until the benefits vest. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Actuarial gains and losses are recognised in other comprehensive income in the period in which they arise.

Deferral of fees paid and received on the origination of loans and other effective interest rate adjustments
Mexican GAAP
From 1 January 2007, loan origination fees are required to be deferred and amortised over the life of the loan on a straight line basis. Prior to 2007, loan origination fees were recognised up-front.

IFRS
Effective interest rate method is used for the recognition of fees and expenses received or paid that are directly attributable to the origination of a loan and for other transaction costs, premiums or discounts.

Loan impairment charges and other differences in presentation under IFRS
Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish methodologies for determining the amount of provision for each type of loan.

IFRS
Impairment losses on collectively assessed loans are calculated as follows:

•   When appropriate empirical information is available, the Bank utilises roll rate methodology. This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of events occurring before the balance sheet date which the Bank is not able to identify on an individual loan basis, and that can be reliably estimated.

• In other cases, loans are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss.

Impairment losses on individually assessed loans are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loans current carrying value.

Present value of in-force long-term life insurance contracts
Mexican GAAP
The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS
The value placed on insurance contracts that are classified as long-term insurance business or long-term investment contracts with discretionary participating features ('DPF') and are in force at the balance sheet date is recognised as an asset. The asset represents the present value of the equity holders' interest in the issuing insurance companies' profits expected to emerge from these contracts written at the balance sheet date.

The present value of in-force long-term insurance business and long-term investment contracts with DPF, referred to as 'PVIF', is determined by discounting the equity holders' interest in future profits expected to emerge from business currently in force using appropriate assumptions in assessing factors such as future mortality, lapse rates and levels of expenses, and a risk discount rate that reflects the risk premium attributable to the respective contracts. The PVIF incorporates allowances for both non-market risk and the value of financial options and guarantees. The PVIF asset is presented gross of attributable tax in the balance sheet and movements in the PVIF asset are included in 'Other operating income' on a gross of tax basis.

Differences in tax criteria
IFRS
On 31 May 2013 the Mexican Tax Authorities issued a criterion related to deductions on loan portfolio sales. The impact was to reduce the amount of deferred tax assets recognised under IFRS. There is no impact under Mexican GAAP as the related deferred tax assets were not previously recognised.

[1] Source: Bloomberg Finance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                    Date: 31 October 2013